Exhibit 21

The following are subsidiaries of The Bear Stearns Companies Inc. as of November 30, 2005 and the jurisdictions in which they are organized. The names of certain subsidiaries have been omitted because in the aggregate they do not constitute a significant subsidiary as determined by the Company.

Jurisdiction of

Incorporation/

Subsidiary	Organization

Bear, Stearns & Co. Inc.	Delaware

Bear, Stearns Securities Corp.	Delaware

Bear, Stearns International Limited	United Kingdom

Bear Stearns Bank plc	Ireland

Bear Stearns Global Lending Limited	Cayman Islands

Custodial Trust Company	New Jersey

Bear Stearns Financial Products Inc.	Delaware

Bear Stearns Capital Markets Inc.	Delaware

Bear Stearns Credit Products Inc.	Delaware

Bear Stearns Forex Inc.	Delaware

EMC Mortgage Corporation	Delaware

Bear Stearns Commercial Mortgage, Inc.	New York

Bear Hunter Holdings LLC (1)	Delaware

(1)	Jointly owned by The Bear Stearns Companies Inc. and Hunter Partners LLC.